

Cluster Pitch Video Script, v1

Volunteerism is deeply ingrained in our culture, especially with Millennials and Gen Z who make up almost half of the U.S. population.

70% of this group believes they CAN create change.

It's time for a social app that empowers this drive to do good!

Introducing Cluster, the most inclusive & influential platform for Social Good, uniting Brands, Creators, and Individuals to make positive changes within their communities and the world.

We empower people to mobilize their social networks in order to create, share and scale the causes that matter most to them. Cluster makes it easy for brands to align with important social impact projects so they, too, can make a difference while connecting with consumers who expect companies to be part of the change.

Here's how it works: Individuals download the Cluster app and create a profile showing the causes they value. Nonprofits and other impact organizations also join and describe the ways they need help.

Our recommendation algorithm matches people with relevant impact events nearby. They can see reviews and ratings from other volunteers and learn about experiences through featured stories and media.

With just a few clicks, they can share an event with like-minded people on Cluster and to their social networks off app allowing users to to scale impact experiences and connect with others in meaningful ways.

Additionally, users can track their impact and with higher engagement are rewarded with badges and other in-app recognition. This celebrates social good, while increasing app usage.

Our community also benefits from advocates who support causes in authentic ways and amplify events across social media to extend the reach.

At Cluster, brands are connected with consumers through social impact. Brands can sponsor aligned events digitally or in real life. This feeds our revenue model with multiple advertising and sponsorship channels. Our revenue model will extend further as our data offering grows.

Since our launch in 2021, more than 7,000 events have been created on Cluster and shared with our growing number of registered users. We've formed strategic partnerships with key organizations, including the American Red Cross, Endeavor, Volunteer Match, NBA Legends and many more. Most recently we are a finalist for Silicon Beach Startup of the Year at ThinkLA

We're raising funds for working capital and to grow our monthly active user base.

We invite you to invest in Cluster on Fundify and help us create the most far-reaching, influential platform for social good. Let's cluster, and do more good!